December 8, 2011

VIA EDGAR AND HAND DELIVERY

Mara L. Ransom

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Restoration Hardware Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed October 21, 2011
File No. 333-176767

Dear Ms. Ransom:

On behalf of Restoration Hardware Holdings, Inc. (the “Company”), this letter responds to your letter, dated November 10, 2011 (the “Comment Letter”), regarding the above-referenced Amendment No. 1 (“Amendment No. 1”) to Registration Statement on Form S-1 (the “Registration Statement”), filed on October 21, 2011. Each of your comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) from the Comment Letter appearing in bold type. The page references in our responses are to the revised prospectus included in Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which is being filed today by electronic submission. References herein to “we” and “our” refer to Restoration Hardware Holdings, Inc. and its consolidated subsidiaries unless otherwise noted.

Ms. Mara L. Ransom

Securities and Exchange Commission

December 8, 2011

Prospectus Summary, page 1

1.	We reviewed your response to comment eight in our letter dated October 7, 2011 and note that your disclosure continues to present detailed information that you appropriately present in the “Business” and “MD&A” sections of your prospectus. Please further revise your disclosure in this section to limit the information to a brief overview of the key aspects of your business and offering. Refer to Item 503(a) of Regulation S-K.

Answer: We have revised the disclosure on pages 1 through 3 of Amendment No. 2 in response to the Staff’s comment. We respectfully advise the Staff that we believe that further condensing of the prospectus summary would make it more difficult for an investor to understand our business when reading the summary. We believe that the information in the prospectus summary, as revised in Amendment No. 2, is necessary in order for investors to derive a more complete understanding of the Company’s competitive strengths and growth strategies.

2.	We have reviewed your response to comment nine in our letter dated October 7, 2011 and note statements in your response that “the Company is positioning itself as a ‘design authority’” and that references to the company as a “design authority” in the prospectus are “intended to set forth the Company’s objectives regarding the Restoration Hardware Brand.” Please revise the prospectus to clarify, if true, that your statements regarding the company as a “design authority” and as a “curator of exceptional historical design” describe your brand objectives and intended development. In this regard, we note that the supplemental materials provided do not directly support your statements that the company is a “design authority” or operates as a “curator of exceptional historical design.”

Answer: We have revised the disclosure on pages 1, 80, 82, 86 and 88 of Amendment No. 2 in response to the Staff’s comment.

3.	We note references throughout your prospectus to third-party sources for statistical, qualitative and comparative statements contained in your prospectus. Please provide copies of these source materials to us, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus.

Answer: We acknowledge the Staff’s comment and are supplementally providing to the Staff highlighted copies of the third-party sources that are cited or relied upon in the prospectus.

Our Company, page 3

Ms. Mara L. Ransom

Securities and Exchange Commission

December 8, 2011

4.	We note your response to comment 10 in our letter dated October 7, 2011. Please provide us with your research and explain how you arrived at the $143 billion home furnishings market figure that you disclose. We may have further comment upon reviewing your response.

Answer: We acknowledge the Staff’s comment and are supplementally providing to the Staff highlighted copies of the sources relied upon in connection with our determination of the size of the home furnishings market. As detailed in the supplemental materials provided to the Staff, we determined the size of the home furnishings market by summing the sizes of the seven major categories in the home furnishings market: indoor furniture, textiles, dishes and flatware, bath, lighting, outdoor furniture, and carpets and floor coverings. To determine the size of each major category, we relied on market data from Euromonitor International, Kantar, and Furniture Today.

5.	We note your response to comment 11 in our letter dated October 7, 2011. Please explain to us how it is “impracticable to attribute the genesis of a particular sale to any particular initiative,” as it appears that customers may separately place orders via your retail locations, catalog and online. We also note your disclosure on page 89 that sales from your direct business represented 43% of your net revenues and that sales originating in your stores represented 57%. Please revise, with a view towards explaining to investors the impact that increased web traffic and increased catalog dissemination has had on your results of operations, or explain to us why you believe such disclosure is not necessary.

Answer: We acknowledge the Staff’s comment and respectfully advise the Staff of the following basis for our belief that it is impracticable to attribute the cause of a particular sale to any particular initiative. We operate a multi-channel business in which initiatives in our channels complement and support one another. As a result, there is not necessarily a causal relationship between marketing activities in one channel and sales in that channel. Specifically, while customers may place orders through our retail locations, catalogs or online, the placement of an order does not necessarily indicate the starting point for a particular transaction. Other examples of how marketing activities in one channel may impact sales in another channel are as follows:

•

We typically experience increases in sales across all our channels in the time period after we mail a new catalog, demonstrating how a sale can originate with our catalog, but end with another channel such as a store or online. In this way, catalog disbursements may lead to increased store sales.

•

We also typically experience increases in sales across all our channels in the time period after a full line Design Gallery opening, such as our recent openings in Houston and Los Angeles, demonstrating how a sale can originate in one of our stores, but end with another channel such as a catalog or online.

Ms. Mara L. Ransom

Securities and Exchange Commission

December 8, 2011

•

We also make available copies of our catalogs in our stores. As a result, a visitor to a store may take home a catalog and then order merchandise using the catalog either by telephone to our call center or online.

•

Finally, we frequently adjust the way that merchandise appears in the catalog in parallel with changes that are made in stores and in our online presence. In this way, marketing activities in each channel reinforce and drive sales to other channels.

Accordingly, the channels for our merchandise are inextricably intertwined with one another and it is not possible to determine with precision which factors are driving individual transactions. We believe our initiatives with respect to our stores, catalogs and online all contribute to our increased sales, but it is impracticable to quantify how much of the increase is attributable to any particular initiative at any specific time. As a result, we do not think it is practicable or useful to investors to quantify the impact of any particular initiative on our results of operations.

6.	We note your response to comment 12 in our letter dated October 7, 2011. The description of your competitive strengths and growth strategies still appears to outweigh your disclosure of the challenges you face and the risks and limitations that could harm your business or inhibit your strategic plan. Please revise, or tell us why it is not appropriate for you to do so.

Answer: We have revised the disclosure on pages 3 through 5 of Amendment No. 2 in response to the Staff’s comment.

Principal Equity Holders, page 5

Payments to Principal Equity Holders in Connection with the Offering, page 7

7.	We note your response to comment 17 in our letter dated October 7, 2011. Please confirm that you will include in this section the amounts that will be received by your officers and directors due to the shares that will vest in conjunction with this offering. While it is appropriate for you to provide additional detail in the “Executive Compensation” section of the prospectus, you should also include the amounts that will be received by your officers and directors in this section of the prospectus.

Answer: We have revised the disclosure on pages 6 and 7 of Amendment No. 2 in response to the Staff’s comment. We confirm that, in a subsequent amendment to the prospectus, we will include the amount of shares owned by our officers and directors that will vest in conjunction with this offering.

Risk Factors, page 15

Ms. Mara L. Ransom

Securities and Exchange Commission

December 8, 2011

Risks Related to Our Business, page 15

Growth in our business may not be sustained, page 15

8.	We note your response to comment 20 in our letter dated October 7, 2011 and the revisions to your disclosure. Please remove your statement that “[y]our net revenue for the first six months of fiscal 2011 grew substantially . . .” as it mitigates the point of the risk factor, or tell us why you are not required to do so.

Answer: We have removed the statement on page 14 of Amendment No. 2 in response to the Staff’s comment.

Fluctuations in our tax obligations and effective tax rate, page 29

9.	We note your response to comment 23 in our letter dated October 7, 2011 that you will revise this risk factor in a subsequent amendment “[t]o the extent the Company obtains additional specific, quantifiable information regarding any limitation on its ability to utilize net operating loss carry-forwards.” Please confirm that you will briefly describe in this risk factor the possible impact of any limitation on your ability to utilize your NOL carry-forwards, even if you do not obtain additional quantifiable information in future reviews of your NOL carry-forwards.

Answer: We have revised the disclosure on page 28 of Amendment No. 2 to describe the potential cash impact of any limitation on the Company’s ability to utilize net operating loss carry-forwards in response to the Staff’s comment.

Use of Proceeds, page 37

10.	We note your response to comment 27 in our letter dated October 7, 2011, however it does not appear that you have revised your disclosure accordingly. Please disclose the maturity date of your line of credit.

Answer: We have revised the disclosure on page 36 of Amendment No. 2 in response to the Staff’s comment.

Selected Historical Consolidated Financial and Operating Data, page 42

11.	We note your response to comment 32 in our letter dated October 7, 2011. Please expand your response supporting your adjustment of $47.9 million to the predecessor’s carrying value to derive a fair value of $160.7 million as determined by you as of the acquisition date. In this regard, please address the following in your response:

•	You state the relevant market participants’ perspective was oriented towards the trade name, customer base and existing selling channels and

Ms. Mara L. Ransom

Securities and Exchange Commission

December 8, 2011

was not focused on the historical product assortment and inventory. You also state that the valuation effort assumed a material change in product assortment and a corresponding disposal of the existing inventory at noticeably discounted prices. Please tell us how this perspective and your fair value measurement assumed the highest and best use of the asset by market participants. Reference is made to FASB ASC 820-10-35-9 and 10.

•	Tell us the characteristics of the market participants and how the characteristics of those market participants compared to your own characteristics.

•

Please specifically address why a lower of cost or market adjustment was not required in the predecessor period. You refer to the prevailing adverse economic situation at the date of the acquisition as a factor in determining the fair value as significantly less than the predecessor’s carrying value. It would appear that the prevailing adverse economic situation would have also caused uncertainty with respect to the near-term price recovery of the inventory necessitating a write down by the predecessor to the lower of cost or market.

Answer: We have revised the disclosure on page 50 of Amendment No. 2 in response to the Staff’s comment. We respectfully draw the Staff’s attention to additional disclosures we have included in the MD&A section beginning on page 51 of Amendment No. 2 to clarify the impact of purchase accounting adjustments on the Company. We believe that these tables provide readers with necessary information to calculate the Company’s gross margins, including and excluding the impact of purchase accounting adjustments.

We respectfully advise the Staff that the market participants’ perspectives used by the Company in assessing the fair value of assets acquired did assume the highest and best use of the assets, consisting principally of a strong trade name, an existing customer base, a fleet of existing retail stores, and an existing web-based and catalog-based selling infrastructure. We considered, but did not use, the alternative valuation assumption of an “in-exchange” transaction to realize value of assets acquired, such as through an industry liquidator, as they would have significantly reduced the ultimate value realized in the disposal of inventories acquired. While the acquirers of the business recognized the need to materially change the product assortment, it was recognized that maximizing the value of the inventory acquired required sales of inventory in the retail stores at reduced prices (but not below cost) and changes to the ultimate approach to the market to improve results of operations through the introduction of a tri-channel approach to the market which optimizes the retail presence, web-based selling of product, and the use of catalogs.

Market participants considered in assessing the fair value of assets acquired were assumed to be similar to the Company’s characteristics, with a retail store presence in the U.S. and Canada, limited outlet store operations, and an ability to access customers through both web-based and catalog based marketing strategies. Examples of such companies would be Williams-Sonoma, Pottery Barn and Ethan Allen.

Ms. Mara L. Ransom

Securities and Exchange Commission

December 8, 2011

We also respectfully advise the Staff that the net fair value write down of inventory of $47.9 million was the result of a write down of retail inventories of approximately $61.5 million and a write-up of inventory in the Company’s distribution centers servicing the web and catalog businesses of approximately $13.6 million. In assessing these values, the Company considered the fact that product in their retail channel could not practically be returned to the Company’s distribution centers for distribution through other channels, as the impact to our business and related costs were significant and this strategy would have resulted in increased operating losses. In addition, as stated above, disposal of inventories through an industry liquidator would have reduced the value realized by the Company.

We respectfully refer the Staff to comment number 32 of our comment letter response dated October 21, 2011 where we discussed the technical aspects of valuing inventory in accordance with fair value accounting pursuant to FAS 141, par. 37.c as a result of the Acquisition in contrast to the accounting for inventory at lower of cost or market (“LCM”) in accordance to ASC 330-10-35. Specifically, we respectfully refer the Staff to the discussion of what we believe are key differences in the respective valuation approaches, including:

-	Fair Value in Acquisition:

•	Market participant perspective, which may differ from the seller’s historical plans and intentions

•	Inclusion of reasonable profit margin pursuant to FAS 141 par 37.c(1)

•	Consideration of the costs of disposal in determining such reasonable profit margin

-	LCM

•	Company-specific plans reflected in the cash flow forecasts

•	Specific prohibition in ASC 330-10-35-7 to reflect a write down of inventory to offset losses inherent in future operations,

•	Only identifiable, directly related warehousing and selling costs expected to be incurred in disposing of the inventory are to be considered in the LCM assessment.

Furthermore, we respectfully advise the Staff that there were inventory LCM reserves of approximately $6.5 million recorded in the predecessor period in accordance with the provisions of ASC 330-10-35. The Company determined the LCM adjustment on an individual product basis. In estimating the net realizable value of each product, the Company considered the prevailing adverse economic conditions in determining the anticipated level of price discounts to be incurred to sell the inventory. This included pricing changes to reflect competitive market conditions, reduced pricing for excess product and products to be discontinued, etc. However, notwithstanding these selling price reductions, the net costs of inventory were recovered for the vast majority of our products, and the levels of reserves recorded were adequate to ensure realization of inventory carrying values. This is further evidenced by the Company continuing to generate positive gross margins greater than 30% subsequent to the Acquisition, even excluding the favorable effect of the purchase accounting adjustment.

Ms. Mara L. Ransom

Securities and Exchange Commission

December 8, 2011

However, we continued to experience significant operating losses as the business and operating model were transformed, indicating an impaired value of our inventory on a fair value basis. In periods subsequent to the Acquisition, the Company generated negative operating margins, even including the favorable effect of the purchase accounting adjustments. In determining the fair value of inventory at the Acquisition date, a market participant would not consider only the direct costs of inventory in determining a purchase price for our inventory, but rather would be expected to pay a price that is sufficient to allow the market participant to achieve a profit. A market participant that purchased our inventory would consider all costs associated with disposing of the inventory, including cost of goods sold and selling, general and administrative expenses. As mentioned above, the inventories within the Company’s distribution centers servicing the web and catalog businesses were written-up by approximately $13.6 million. Considering the lower costs of disposal for inventory in such channel, a market participant could pay more than the book value of these inventories and still expect to generate a profit through a web or catalog business. In contrast, a market participant would need to purchase the retail inventory for less than book value to generate a profit, because the costs associated with operating retail stores were a significant reason why the Company was generating operating losses. As a consequence, the retail inventories were written-down by approximately $61.5 million, resulting in the overall fair value of inventory in the purchase price allocation to be lower than the carrying value of the predecessor inventory balance.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 47

12.	We note your responses to comments 33 and 34 in our letter dated October 7, 2011 and your additional disclosure concerning trends. Please further revise your disclosure to explain the way in which the trends identified have impacted your financial performance and management’s expectations regarding future performance. Specifically, please further discuss the overall economic trends identified on page 48 and explain how you considered these trends in stating, as you do on page 86, that the domestic housewares and home furnishings market is growing and projected to do so “at a compound annual growth rate of 3% – 4% between 2011 and 2015.”

Answer: We have revised the disclosure on pages 47 and 48 of Amendment No. 2 in response to the Staff’s comment.

Basis of Presentation and Results of Operations, page 52

13.	We read your response to comment 36. We refer you to your risk factor disclosure on page 16 where you discuss anticipating consumer preferences. In this regard, you indicate that excess or slow moving store inventory will be sold through your outlet stores. Similarly, you state on page 50, “Changes in the mix of our products may also impact our gross profit. We review our inventory levels on an ongoing basis in order to identify slow-moving merchandise and use product markdowns and our outlet stores to efficiently sell these products.” Lastly, we also note you operate 87 retail and 10 outlet stores. Based on your disclosure it appears an investor would reasonably expect to see the change in net sales for the outlets. Please revise to separately present this information for your outlets.

Answer: We have revised the disclosure on page 53 of Amendment No. 2 to include net revenues from outlet stores in response to the Staff’s comment.

Gross profit, page 57

Ms. Mara L. Ransom

Securities and Exchange Commission

December 8, 2011

14.	We note your response to comment 43 in our letter dated October 27, 2011. You state that the discussion regarding gross profit refers to freight costs incurred in connection with shipping product to customers. If shipping costs incurred to ship products to customers is less than the shipping and handling fees charged to customers and recognized as revenue, please revise to clarify this fact.

Answer: We have revised the disclosure on page 49 of Amendment No. 2 in response to the Staff’s comment. Amounts billed separately to our customers for shipping and handling are generally lower than our incurred costs and accordingly an increase in outbound shipping costs adversely impacts our gross margin.

Critical Accounting Policies and Estimates, page 72

Stock-Based Compensation, page 75

15.	We read your response to comment 55 and await your further response.

Answer: We acknowledge the Staff’s comment and advise the Staff that we have not yet determined the proposed IPO price, nor have the underwriters discussed an estimated price range for our stock in the IPO with us. We will advise the Staff when a proposed price range has been established. We also acknowledge the Staff’s request for additional disclosures regarding any difference between the fair values of our recently issued performance based units and the estimated IPO price and we will revise the Registration Statement in a subsequent amendment to reflect such information following its final determination. This subsequent amendment will be filed in sufficient time to permit the Staff to review the disclosures before the distribution of any preliminary prospectuses.

Business, page 81

Our Company, page 81

16.	We have reviewed your response to comment 56 in our letter dated October 7, 2011. Please provide additional disclosure regarding the reasons for and the acquisition of Restoration Hardware, Inc. by Home Holdings LLC in June 2008. In this regard, we note that the fact that you were able to “accelerate the pace of the transformation of [y]our business” as the result of being a private company does not provide investors with an understanding of the circumstances surrounding the acquisition. Please revise, or tell us why additional disclosure is not material to an understanding of the development of your business. Refer to Item 101(a)(1) of Regulation S-K.

Answer: We have revised the disclosure on pages 83 and 84 of Amendment No. 2 in response to the Staff’s comment.

Our Growth Strategy, page 83

Ms. Mara L. Ransom

Securities and Exchange Commission

December 8, 2011

17.	We note your response to comment 57 in our letter dated October 7, 2011. Please revise your disclosure to include the basis for your conclusion that you “believe there is a substantial opportunity to continue to increase [y]our market share.” Please also disclose any recent increases in market share, with a view towards explaining to investors how your market share has changed in recent periods. Please also include an estimate as to when you expect to open the Greenwich, Connecticut and Boston Design Galleries for which you have recently signed leases.

Answer: We have revised the disclosure on page 82 of Amendment No. 2 in response to the Staff’s comment. We believe there is a substantial opportunity to gain market share as additional consumers are exposed to our products for a number of reasons including that our annual net revenues account for less than 1% of the domestic housewares and home furnishings market which gives us substantial room to add market share. In addition, our overall sales have been increasing during recent time periods at a faster pace than a number of other home furnishings retailers for whom data is publicly available and we believe this is occurring because we are gaining market share. With respect to our store openings in Greenwich, Connecticut and Boston, although we have signed leases, we intend to include the requested information about timing of projected store openings at a later date when we can pinpoint the anticipated dates with greater precision. This information will be disclosed in a subsequent amendment that would be filed in sufficient time to permit the Staff to review the disclosures before the distribution of any preliminary prospectuses.

Our Products, page 86

18.	We note your response to comment 59 in our letter dated October 7, 2011. Please also remove your reference to Ben Soleimani as a “world renowned” rug merchant and designer on pages 83 and 88, or tell us why it is not appropriate for you to do so.

Answer: We have revised the disclosure on pages 82 and 88 of Amendment No. 2 in response to the Staff’s comment.

Executive Compensation, page 105

19.	We note your response to comment 63 in our letter dated October 7, 2011 and your disclosure at the top of page 106 that your compensation committee benchmarked the compensation of your NEOs in fiscal 2011. We also note your disclosure on page 113 that your compensation consultant delivered its report to you in 2011. Please revise to clarify when you decided to benchmark your compensation, including whether you decided to benchmark compensation in the middle of fiscal 2011, retroactive to the start of the fiscal year. Please also identify which elements of compensation you benchmark and identify the benchmark. Refer to Item 402(b)(2)(vii) of Regulation S-K.

Ms. Mara L. Ransom

Securities and Exchange Commission

December 8, 2011

Answer: We have revised the disclosure on page 113 of Amendment No. 2 in response to this comment.

Performance-Based Annual Cash Incentives, page 107

20.	We have reviewed your response to comment 64 in our letter dated October 7, 2011. Please revise your disclosure to specify your threshold, target and maximum EBITDA figures, and explain how you calculated the 2010 MIP Bonus Awards remitted to your NEOs in fiscal 2010. In this regard, we note that your statement that the compensation committee set a “target Adjusted EBITDA under the MIP of $42.0 million for 100% payout under the MIP” appears to be inconsistent with your statement that “[i]f Adjusted EBITDA target was met, but not exceeded, than 50% of the maximum bonus amount available to the named executive officer would be paid to such named executive officer.” We note that the amount awarded to Mr. Friedman appears to equate to 83% of his base salary. Please revise or advise.

Answer: We have revised the disclosure on pages 107 and 108 of Amendment No. 2 in response to the Staff’s comment.

Index to Consolidated Financial Statements, page F-1

Audited Financial Statements, page F-7

Notes to Consolidated Financial Statements, page F-11

Note 12 – Related Party Transactions, page F-33

21.	We read your response to comment 75 and your revised disclosure. We assume the termination fees will be reflected in your pro forma net income per share calculations for the year ended January 29, 2011, and the six months ended July 30, 2011 on page 43 and elsewhere in your filing. If not, then please explain to us why the fees will not be included and expand your disclosure as appropriate. Further, we note you have not yet disclosed the amount of the fees due upon termination of the agreement in connection with an initial public offering. If the Amended and Restated Management Services Agreement has not been executed, please advise us or revise to disclose the fees payable.

Answer: We acknowledge the Staff’s comment and confirm that, once the termination fees are determined, they will be reflected in the pro forma financial information as of the latest balance sheet date included in the Registration Statement, and elsewhere in the prospectus.

We respectfully advise the Staff that these termination fees are considered to be a one-time item and would only be reflected in the pro forma information as of the latest

Ms. Mara L. Ransom

Securities and Exchange Commission

December 8, 2011

balance sheet date included in the Registration Statement under Article 11 and not included in the income per share calculations for the latest annual or interim periods included in the Registration Statement.

With respect to the termination fees, the Amended and Restated Management Services Agreement has been executed but the fees have not yet been determined. We will revise the Registration Statement in a subsequent amendment to reflect such information following its final determination.

Note 14 - Segment Reporting, page F-35

22.	We read your response to comment 76. Refer to your disclosure on page 86 where you state, “We believe we are viewed as a design authority, and offer dominant merchandise assortments across a growing number of categories, including furniture, lighting, textiles, bathware, décor, outdoor and garden, as well as baby and child products.” We also note your website provides these comparable product categories. Further, for example, refer to your net revenues and gross profit discussion on page 58 where you state that the increase in sales was due primarily to your customers’ favorable reaction to new and expanded product categories and that higher freight costs resulted from a higher percentage of furniture in your product mix. In this regard, it appears your “product mix” significantly impacts your results of operations and therefore we are uncertain why an investor would not derive a meaningful benefit from such enterprise revenue disclosures. Please revise as previously requested.

Answer: We acknowledge the Staff’s comment and respectfully reiterate our view expressed in comment number 76 of our comment letter response dated October 21, 2011. We continue to believe that there are significant interdependencies between our product categories and that their reaction to economic and other outside factors is substantially correlated. Notwithstanding such belief, we agree with the Staff’s observation that our gross margin is affected by the change in shipping costs resulting from a change in product mix. Therefore, we will provide details of the Company’s net revenues broken down between furniture and non-furniture sales in a future amendment to the prospectus in response to the Staff’s comment. We will provide the future amendment to the prospectus in sufficient time to permit the Staff to review the disclosures before the distribution of any preliminary prospectuses.

Unaudited Condensed Consolidated Financial Statements, page F-38

Notes to Condensed Consolidated Financial Statements, page F-41

Note 14 – Subsequent Events, page F-50

23.	We read your response to comment 78 and await your further response.

Answer: We acknowledge the Staff’s comment and supplementally advise the Staff that the loan repayments occurred in the Company’s third quarter ended October 29, 2011. The Company will finalize the financial statement impact of these loan repayment transactions as part of the close process for the quarter ended October 29, 2011. That

Ms. Mara L. Ransom

Securities and Exchange Commission

December 8, 2011

process has not yet been completed and we will provide further response to the Staff’s comments in a future amendment to the prospectus, which will be filed in sufficient time to permit the Staff to review the disclosures and accounting impact before the distribution of any preliminary prospectuses.

Ms. Mara L. Ransom

Securities and Exchange Commission

December 8, 2011

We will provide you with marked copies of Amendment No. 2 to expedite your review.

If you have any questions, please do not hesitate to call Gavin Grover at (415) 268-7113 or Stewart McDowell at (415) 393-8322.

Very truly yours,

/s/ Gavin B. Grover	/s/ Stewart L. McDowell

cc:	Gary G. Friedman, Restoration Hardware Holdings, Inc.
Carlos E. Alberini, Restoration Hardware Holdings, Inc.
James Stewart, Restoration Hardware Holdings, Inc.
Robert Babula, Securities and Exchange Commission
Donna Di Silvio, Securities and Exchange Commission
Lisa Kohl, Securities and Exchange Commission